SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                 IMRGLOBAL CORP.
                                (Name of Issuer)

                                  Common Stock
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45675E 10 8
                                 --------------
                                 (CUSIP Number)

                            John R. Fallon, Jr., Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019
                                 (212) 424-8279
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 12, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

--------------------------------------------------------------------------------
CUSIP No. 45675E 10 8             SCHEDULE 13D                      Page 2 of 61
--------------------------------------------------------------------------------

     1    NAME OF REPORTING PERSON
          Bridge East Capital, L.P.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 98-0204614

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          00

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                     [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands

                          7     SOLE VOTING POWER
                                800,000
           NUMBER OF
             SHARES       8     SHARED VOTING POWER
          BENEFICIALLY          0
            OWNED BY
              EACH        9     SOLE DISPOSITIVE POWER
           REPORTING            800,000
             PERSON
              WITH       10     SHARED DISPOSITIVE POWER
                                0

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          800,000

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.07%

    14    TYPE OF REPORTING PERSON
          PN

--------------------------------------------------------------------------------
CUSIP No. 45675E 10 8             SCHEDULE 13D                      Page 3 of 61
--------------------------------------------------------------------------------

     1    NAME OF REPORTING PERSON
          BV-IT Global LLC

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 54-1962720

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          00

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                     [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                          7     SOLE VOTING POWER
                                1,866,667
           NUMBER OF
             SHARES       8     SHARED VOTING POWER
          BENEFICIALLY          0
            OWNED BY
              EACH        9     SOLE DISPOSITIVE POWER
           REPORTING            1,866,667
             PERSON
              WITH       10     SHARED DISPOSITIVE POWER
                                0

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,866,667

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.84%

    14    TYPE OF REPORTING PERSON
          OO

Item 1.  Security and Issuer

     This initial Schedule 13D relates to the Common Stock, par value $.10 per share ("IMR Common Stock"), of IMRglobal Corp., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 South Missouri Avenue, Clearwater, Florida 33756.

Item 2.  Identity and Background

     (a), (b) and (c) This Statement on Schedule 13D is being filed jointly on behalf of (i) Bridge East Capital, L.P., a Cayman Islands limited partnership ("Bridge East"), the principal business and offices of which are located at c/o W.S. Walker & Co., Caledonian House, Mary Street, Georgetown, Grand Cayman, Cayman Islands, BWI, and (ii) BV-IT Global LLC ("BV-IT," together with Bridge East, collectively, the "Reporting Persons"), a Delaware limited liability company, the principal business and offices of which are located at 8065 Leesburg Pike, Suite 140, Vienna, Virginia 22182. The Reporting Persons are principally engaged in making and holding investments in domestic and foreign businesses.

     Set forth in Appendix A attached hereto and incorporated herein by reference are the names, addresses and principal businesses or occupations of each person required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     (d) During the last five years, the Reporting Persons have not been, and to the best knowledge of the Reporting Persons none of the persons whose names are set forth in Appendix A have been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Persons have not been, and to the best knowledge of the Reporting Persons none of the persons whose names are set forth in Appendix A were, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the persons listed in Appendix A who are natural persons are citizens of the United States, except that Kamal Bahamdan is a citizen of Saudi Arabia.

Item 3.  Source and Amount of Funds or Other Consideration

     The acquisition of 800,000 shares of IMR Common Stock by Bridge East was financed with capital contributions from the limited partner of Bridge East.

     The acquisition of 1,866,667 shares of IMR Common Stock by BV-IT was financed with capital contributions from the members of BV-IT.

Item 4.  Purpose of Transaction

     On November 12, 1999, Bridge East acquired 800,000 shares of IMR Common Stock from A&S Family Limited Partnership ("A&S") and Satish K. Sanan ("Sanan") for an aggregate purchase price of Six Million Dollars ($6,000,000), pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated November 12, 1999, among Bridge East Management, LLC, Bridge East, BV-IT, A&S and Sanan, a copy of which is attached hereto as Exhibit 2 and which is incorporated herein by reference. The IMR Common Stock was acquired in the ordinary course of Bridge East's business. The purpose of Bridge East's acquisition is to achieve investment returns and to this end Bridge East may acquire additional IMR Common Stock or may dispose of all or a portion of the IMR Common Stock they now hold or may hereafter purchase. In that connection, Bridge East may from time to time communicate to the Issuer and others its position regarding the Issuer's business plans.

     On November 12, 1999, BV-IT acquired 1,866,667 shares of IMR Common Stock from A&S and Sanan for an aggregate purchase price of Fourteen Million Dollars ($14,000,000), pursuant to the Stock Purchase Agreement. The IMR Common Stock was acquired in the ordinary course of BV-IT's business. The purpose of BV-IT's acquisition is to achieve investment returns and to this end BV-IT may acquire additional IMR Common Stock or may dispose of all or a portion of the IMR Common Stock they now hold or may hereafter purchase. In that connection, BV-IT may from time to time communicate to the Issuer and others its position regarding the Issuer's business plans.

     Notwithstanding the foregoing, for a period of one hundred eighty (180) days after November 12, 1999, the Reporting Persons, in the aggregate, may only sell up to twenty-five per cent (25%) of the total shares of IMR Common Stock purchased under the Stock Purchase Agreement.

Item 5.  Interest in Securities of the Issuer

     (a) As of the date hereof, Bridge East beneficially owns 800,000 shares of IMR Common Stock. This position represents 2.07% of all of the IMR Common Stock outstanding as of November 5, 1999 as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 1999.

     As of the date hereof, BV-IT beneficially owns 1,866,667 shares of IMR Common Stock. This position represents 4.84% of all of the IMR Common Stock outstanding as of November 5, 1999 as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 1999.

     Except as disclosed in this Item 5(a), neither Bridge East nor, to the best of its knowledge, any of the persons listed in Appendix A, beneficially owns any shares of IMR Common Stock.

     Except as disclosed in this Item 5(a), neither BV-IT nor, to the best of its knowledge, any of the persons listed in Appendix A, beneficially owns any shares of IMR Common Stock.

     (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

     Except as disclosed in this Item 5(b), neither Bridge East nor, to the best of its knowledge, any of the persons listed in Appendix A, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of IMR Common Stock which it may be deemed to beneficially own.

     Except as disclosed in this Item 5(b), neither BV-IT nor, to the best of its knowledge, any of the persons listed in Appendix A, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of IMR Common Stock which it may be deemed to beneficially own.

     (c) No shares of IMR Common Stock have been purchased or otherwise acquired by Bridge East or, to the best of its knowledge, any of the persons listed in Appendix A, during the past 60 days, other than as described herein.

     No shares of IMR Common Stock have been purchased or otherwise acquired by BV-IT or, to the best of its knowledge, any of the persons listed in Appendix A, during the past 60 days, other than as described herein.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The Reporting Persons are parties to the Stock Purchase Agreement described in Item 4 above and to a Registration Rights Agreement among the Reporting
Persons and the Issuer, dated November 12, 1999 (the "Registration Rights Agreement"). The Stock Purchase Agreement contains the material terms and conditions relating to the purchase of shares of IMR Common Stock by the
Reporting Persons, including certain representations and warranties and indemnification provisions. In addition, the Stock Purchase Agreement provides that, for a period of one hundred eighty (180) days after November 12, 1999, the Reporting Persons, in the aggregate, may only sell up to twenty-five percent (25%) of the total shares of IMR Common Stock purchased under the Stock Purchase Agreement (the "Lock-Up").

     Pursuant to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference, the Issuer has agreed to file a registration statement with respect to the shares acquired by the Reporting Persons pursuant to the Stock Purchase Agreement.

     An agreement between the Reporting Persons with respect to the filing of this Schedule 13D and any future amendments to the Schedule 13D is attached hereto as Exhibit 1.

     Each Reporting Person has sole voting and dispositive power over the shares of IMR Common Stock indicated in Rows 7-10 of the cover pages of this Schedule 13D. However, the Reporting Persons coordinated their efforts in negotiating the terms and conditions of (i) the Stock Purchase Agreement, (ii) the Lock-up; and
(iii) the terms and conditions of the Registration Rights Agreement. In addition, the managing member of BV-IT indirectly owns a minority equity interest in the general partner of Bridge East.

     As a result of the relationships described in this Item 6, the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, as amended, and, in such event, each member of the group would be deemed to beneficially own all shares of IMR Common Stock held, in the aggregate, by all group members. Notwithstanding the foregoing, each Reporting Person disclaims membership in a group and disclaims beneficial ownership of the shares of IMR Common Stock held by any other person.

     Except as disclosed in this Item 6, neither Bridge East nor, to the best of its knowledge, any of the persons listed in Appendix A, are parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

     Except as disclosed in this Item 6, neither BV-IT nor, to the best of its knowledge, any of the persons listed in Appendix A, are parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement, dated November 19, 1999, by and between Bridge East Capital, L.P. and BV-IT Global LLC.

Exhibit 2 Stock Purchase Agreement, dated November 12, 1999, by and among A&S Family Limited Partnership, Satish K. Sanan, Bridge East Capital, L.P., BV-IT Global LLC and Bridge East Management, LLC.

Exhibit 3 Registration Rights Agreement, dated November 12, 1999, by and among IMRglobal Corp., Bridge East Capital, L.P., and BV-IT Global LLC.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  November 22, 1999


BRIDGE EAST CAPITAL, L.P.

By:      Bridge East Partners LDC
         its General Partner


         By:    /s/ John P. Oswald
         Name:  John P. Oswald
         Title: Director


BV-IT GLOBAL LLC


By:    /s/ Alex Vahabzadeh
Name:  Alex Vahabzadeh
Title: Managing Member

                                   Appendix A


     The managing member of BV-IT is Alex Vahabzadeh. His business address is c/o BV Investment Management LLC, 8065 Leesburg Pike, Suite 140, Vienna, Virginia 22182. His principal occupation is a merchant banker.

     The general partner of Bridge East is Bridge East Partners LDC ("Bridge East LDC"), a Cayman Islands limited duration company. The limited partner of Bridge East is BEC Holdings Cayman LDC ("BEC LDC"), a Cayman Islands limited duration company. Bridge East LDC and BEC LDC are principally engaged in making and holding investments in domestic and foreign businesses. Their principal businesses and offices are located at c/o W.S. Walker & Co., Caledonian House, Mary Street, Georgetown, Grand Cayman, Cayman Islands, BWI.

     The following table sets forth information concerning the directors and officers of Bridge East LDC:

     Name              Principal Occupation        Business Address

Bassam Aburdene -       Merchant Banker         49 Mount Street
  Director                                      London, England
  President
John P. Oswald -        Merchant Banker         c/o Bridge East Management, LLC
  Director                                      575 Fifth Avenue
  Secretary                                     New York, New York  10017
Alex Vahabzadeh -       Merchant Banker         c/o BV Investment Management LLC
  Director                                      8065 Leesburg Pike, Suite 140
                                                Vienna, Virginia 22182
Kamal Bahamdan -        Merchant Banker         c/o BV Capital LLC
  Director                                      306 Dartmouth Street
                                                Boston, Massachusetts  02116


     The following table sets forth information concerning the directors and officers of BEC LDC:

     Name              Principal Occupation        Business Address
Bassam Aburdene -      Merchant Banker          49 Mount Street
  Director                                      London, England
  President
John P. Oswald -       Merchant Banker          c/o Bridge East Management, LLC
  Director                                      575 Fifth Avenue
  Secretary                                     New York, New York  10017

Alex Vahabzadeh -      Merchant Banker          c/o BV Investment Management LLC
  Director                                      8065 Leesburg Pike, Suite 140
                                                Vienna, Virginia 22182
Kamal Bahamdan -       Merchant Banker          c/o BV Capital LLC
  Director                                      306 Dartmouth Street
                                                Boston, Massachusetts  02116

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


     This will  confirm the  agreement by and between the  undersigned  that the
Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of IMRglobal Corp., a Florida corporation, is being filed on behalf of each of the parties named below.

     This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.


DATE:    November 19, 1999


                                               BRIDGE EAST CAPITAL, L.P.

                                               By:     Bridge East Partners LDC
                                                       its General Partner


                                               By:     /s/ John P. Oswald
                                               Name:   John P. Oswald
                                               Title:  Director


                                               BV-IT GLOBAL LLC


                                               By:     /s/ Alex Vahabzadeh
                                               Name:   Alex Vahabzadeh
                                               Title:  Managing Member

                                                                       EXHIBIT 2


                            STOCK PURCHASE AGREEMENT

                                      AMONG

                        A & S FAMILY LIMITED PARTNERSHIP,

                                SATISH K. SANAN,

                             THE ENTITIES LISTED ON

                               ATTACHED EXHIBIT A

                                       AND

                           BRIDGE EAST MANAGEMENT, LLC



                          DATED AS OF NOVEMBER 12, 1999

                            STOCK PURCHASE AGREEMENT

                                TABLE OF CONTENTS

1.   PURCHASE, SALE AND TERMS OF SHARES........................................1
     1.01.  Shares.............................................................1
     1.02.  Purchase Price and Closing.........................................1
     1.03.  Use of Proceeds....................................................1

2.   REPRESENTATIONS AND WARRANTIES OF THE SELLER..............................2
     2.01.  Organization, Standing and Power...................................2
     2.02.  Authority; Enforceability; No Conflict.............................2
     2.03.  Stock Ownership....................................................3
     2.04.  Litigation.........................................................3
     2.05.  Disclosure.........................................................3
     2.06.  Securities Act of 1933.............................................3
     2.07.  Governmental Approvals.............................................4
     2.08.  United States Real Property Holding Corporation....................4
     2.09.  Commission Filings.................................................4

3.   REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS..........................4
     3.01.  Organization and Standing..........................................4
     3.02.  Authority; Enforceability; No Conflict.............................4
     3.03.  Acquisition for Investment.........................................5
     3.04.  Financing..........................................................5

4.   CONDITIONS TO THE PURCHASERS' OBLIGATIONS FOR CLOSING.....................6
     4.01.  Representations and Warranties.....................................6
     4.02.  Consents, Licenses, Approvals, etc.................................6
     4.03.  No Proceedings or Litigation.......................................6
     4.04.  Legal Opinions.....................................................6
     4.05.  Consummation of the Bank Financing and the Blood Stock Divestiture;
            Certified Documents................................................6
     4.06.  Fees, Expenses and Taxes...........................................6
     4.07.  Intentionally Deleted..............................................6
     4.08.  Compliance with this Agreement.....................................6
     4.09.  Proceedings Satisfactory...........................................6
     4.10.  Intentionally Deleted..............................................7
     4.11.  No Adverse Change..................................................7
     4.12.  Registration Rights Agreement......................................7
     4.13.  Guaranties.........................................................7

5.   SUBSEQUENT SALES OF THE SHARES............................................7

6.   COVENANTS OF THE SELLER AND THE PURCHASERS................................8
            (a)      Registration Rights Agreement.............................8
            (b)      Sole Negotiations.........................................8
            (c)      Intentionally Deleted.....................................8
            (d)      Restriction on Re-Sale of Shares after the Closing Date...8

7.   DEFINITIONS AND ACCOUNTING TERMS..........................................8
     7.01.  Certain Defined Terms..............................................8
     7.02.  Accounting Terms..................................................11

8.   INDEMNIFICATION..........................................................11
     8.01.  General Indemnity.................................................11
     8.02.  Indemnification Procedure.........................................12

9.   MISCELLANEOUS............................................................13
     9.01.  No Waiver; Cumulative Remedies....................................13
     9.02.  Amendments, Waivers and Consents..................................13
     9.03.  Addresses for Notices.............................................13
     9.04.  Fees, Expenses and Taxes..........................................14
     9.05.  Binding Effect; Assignment........................................15
     9.06.  Survival..........................................................15
     9.07.  Prior Agreements..................................................15
     9.08.  Severability......................................................15
     9.09.  Confidentiality...................................................15
     9.10.  Governing Law; Jurisdiction.......................................16
     9.11.  Headings..........................................................16
     9.12.  Counterparts......................................................16
     9.13.  Further Assurances................................................16
     9.14.  Waiver............................................................16
     9.15.  Specific Enforcement..............................................16


     EXHIBITS

     Exhibit A  -  Purchasers
     Exhibit B  -  Satish K. Sanan Guaranty
     Exhibit C  -  Anne Sanan Guaranty
     Exhibit D  -  Registration Rights Agreement

     SCHEDULES

     Schedule 1.01     -  Shares of all Purchasers
     Schedule 2.02     -  Conflicts
     Schedule 2.03(a)  -   Stock Ownership Matters
     Schedule 2.04     -  Litigation
     Schedule 2.07     -  Governmental Approvals
     Schedule 2.09     -  Commission Filings

                            STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT (this "Agreement"), is made and entered into as of November 12, 1999, among A & S Family Limited Partnership, a Nevada limited partnership, with principal offices at 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109 ("A&S), Satish K. Sanan, whose address is c/o IMRglobal Corp., 100 South Missouri Avenue, Clearwater, Florida 33756 (together with A&S, collectively, the "Seller"), each of the entities listed on attached Exhibit A (each, a "Purchaser" and, collectively, the "Purchasers") and Bridge East Management, LLC, a Delaware limited liability company, with principal offices at 575 Fifth Avenue, New York, New York 10017 ("BEM").

     NOW THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.   PURCHASE, SALE AND TERMS OF SHARES

     1.01. Shares. The Seller has agreed to sell Two Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Seven (2,666,667) shares (the "Shares") of Common Stock, par value $.10 per share (the "Common Stock") of IMRglobal Corp. (the "Company"), at a purchase price of $7.50 per share to the Purchasers in the respective numbers and amounts as set forth on Schedule 1.01 hereto.

     1.02. Purchase Price and Closing. The Seller agrees to sell to the Purchasers and, in consideration of and in express reliance upon the representations, warranties, covenants, indemnities, terms and conditions of this Agreement, the Purchasers, severally but not jointly, agree to purchase the Shares set forth opposite their respective names on Schedule 1.01 hereto. The total purchase price for the Shares being acquired by the Purchasers is $20,000,000 (the "Purchase Price"). The closing of the purchase and sale of the Shares to be acquired by the Purchasers from the Seller under this Agreement (the "Closing") shall take place at the offices of LeBoeuf, Lamb, Greene & MacRae, L.L.P., 125 West 55th Street, New York, New York 10019 at 10:00 a.m. on November 12, 1999, or at such later time and date as the Purchasers and the Seller may agree (the "Closing Date"). At the Closing, the Seller will deliver to the Purchasers stock certificates representing the number of Shares set forth opposite their respective names on Schedule 1.01 hereto, which certificates will be duly endorsed to the Purchasers or accompanied by duly executed stock powers, together with an irrevocable letter of instructions to the Company's Transfer Agent sufficient to enable the Transfer Agent to issue certificates for the Shares in each Purchaser's name (or its nominee). The Purchasers will transfer funds to the account or accounts of the Seller by wire transfer, representing the Purchase Price, reduced by the amounts set forth in Section 9.04 herein.

     1.03. Use of Proceeds.  After payment of the fees and expenses described in
Section 9.04 herein, the Seller covenants to use the net cash proceeds from the sale of the Shares to repay a portion of the Seller's outstanding obligations to NationsBank, N.A. and/or the Company.

2.   REPRESENTATIONS AND WARRANTIES OF THE SELLER

     Each Seller, severally, but not jointly, hereby represent and warrant to each of the Purchasers and BEM as follows:

     2.01. Organization, Standing and Power. A&S is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Nevada. Each Seller has all requisite power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted and is duly qualified to do business in good standing in those foreign jurisdictions in which such qualification is required.

     2.02. Authority; Enforceability; No Conflict. Each Seller has all requisite partnership or individual power and authority, as the case may be, to enter into this Agreement and any other documents and instruments required to be delivered to which it is or it will become a party, to issue and sell the Shares and to carry out its obligations under this Agreement and under any other documents and instruments required to be delivered to which it is or it will become a party. The execution, delivery and performance of this Agreement and any other documents and instruments contemplated hereby to be executed and delivered by each Seller and the sale of the Shares by each Seller are within the legal and partnership power and authority of each Seller and have been duly and validly authorized by all requisite partnership proceedings on the part of each Seller. This Agreement and each of the other documents and instruments required to be delivered, when executed and delivered by each Seller, is a valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, except that (a) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, rehabilitation, liquidation, conservatorship, receivership or other similar laws now or hereafter in effect relating to creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Except as set forth on Schedule 2.02 hereto, the execution, delivery and performance of this Agreement and all of the documents and instruments contemplated hereby to be executed and delivered by each Seller and the sale of the Shares does not, and the consummation by each Seller of the transactions contemplated hereby and thereby will not result in or constitute (i) a default, breach or violation of or under the Certificate of Limited Partnership or the Partnership Agreement, (ii) a default, breach or violation of or under any mortgage, deed of trust, indenture, note, bond, license, lease agreement or other instrument or obligation to which each Seller is a party or by which any of its respective properties or assets are bound,
(iii) a violation of any statute, rule, regulation, order, judgment or decree of any court, public body or authority by which each Seller or any of its respective properties or assets are bound, (iv) an event which (with notice or lapse of time or both) would permit any Person to terminate, accelerate the performance required by, or accelerate the maturity of any indebtedness or obligation of each Seller under any agreement or commitment to which each Seller is a party or by which each Seller is bound or by which any of its properties or assets are bound, (v) the creation or imposition of any lien, charge or encumbrance on any property of each Seller under any agreement or commitment to which each Seller is a party or by which each Seller is bound or by which any of its respective properties or assets are bound, or (vi) an event which would require any consent under any agreement to which each Seller is a party or by which each

Seller is bound or by which any of its respective properties or assets are bound, which consent has not otherwise been obtained and delivered to the Purchasers.

     2.03. Stock Ownership.

           (a) Except as set forth on Schedule 2.03(a) hereto, each Seller represents and warrants that (i) each Seller is the sole record and beneficial owner of the Shares, and (ii) each Seller owns all of the Shares free and clear of any mortgages, pledges, charges, liens, security interests or other encumbrances (other than restrictions on transfer imposed by applicable federal and state securities laws).

           (b) There are no existing options, warrants, calls, commitments or other rights of any character (including conversion or preemptive rights) relating to the acquisition of any of the Shares. All of the Shares are duly and validly authorized and issued, fully paid and non-assessable. Upon completion of the transactions at the Closing, the Purchasers shall receive valid title to all of the Shares, free and clear of all mortgages, pledges, charges, liens, security interests or other encumbrances.

           (c) Neither Seller is a party to (or has otherwise terminated) any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Shares.

     2.04. Litigation. Except as set forth on Schedule 2.04 hereto, there is no litigation, arbitration proceeding, citation, action, suit, claim, investigation or proceeding of any kind pending or, to the knowledge of each Seller, threatened, against or involving each Seller, the Company, any Subsidiary or any of their respective properties or assets or which questions the validity of this Agreement, the sale of the Shares or any action taken or to be taken pursuant hereto or thereto. The matters described in Schedule 2.04 hereto, if adversely determined, would not have a Material Adverse Effect on the business or financial condition of each Seller, the Company or any Subsidiary or on any material portion of the assets of each Seller, the Company or any Subsidiary and would not preclude each Seller from performing its obligations under this Agreement or the Company from performing its obligations under the Registration Rights Agreement. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against each Seller, the Company or any Subsidiary.

     2.05. Disclosure. Neither this Agreement nor the Schedules hereto nor any other document, agreement, certificate or instrument furnished to the Purchasers by or on behalf of each Seller or the Company in connection with the transactions contemplated by this Agreement, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading. Each Seller has disclosed, or caused the Company to disclose, to the Purchasers all facts, documents, agreements, certificates or instruments that are material to the condition, assets, liabilities, businesses, operations and prospects of each Seller, the Company or any Subsidiary and, with respect to the Company, which would be required to be disclosed by the Company on a Form 10-K Annual Report under the Exchange Act.

     2.06. Securities Act of 1933. Each Seller has complied and will comply with all applicable federal and state securities laws in connection with the offer and sale of the Shares hereunder. Neither each Seller nor anyone acting on their behalf has or will sell, offer to sell or solicit offers to buy the Shares or similar securities to, or solicit offers with respect thereto from, or enter into any preliminary conversations or negotiations relating thereto with, any Person, so as to bring the sale of the Shares under the registration provisions of the Securities Act and applicable state securities laws.

     2.07. Governmental Approvals. Except as set forth on Schedule 2.07 hereto and except for the filing of any notice prior or subsequent to the Closing that may be required on behalf of each Seller under applicable state and/or federal securities laws (which, if required, shall be filed on a timely basis), no authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is or will be necessary for, or in connection with, the execution and delivery by each Seller of this Agreement, for the offer, sale, execution or delivery of the Shares, or for the performance by each Seller of its obligations under this Agreement to which it is a party.

     2.08. United States Real Property Holding Corporation. Neither Seller is or has ever been a "United States Real Property Holding Corporation" as defined in
Section 897(c)(2) of the Code and Section 1.897-2(b) of the Regulations promulgated by the Internal Revenue Service.

     2.09. Commission Filings. Copies of all documents (including exhibits thereto) filed by the Company with the Commission pursuant to the Exchange Act since December 31, 1998 (the "Commission Filings") have been delivered to the Purchasers. Except as set forth on Schedule 2.09 hereto, the Commission Filings, all of which were filed on a timely basis, (a) were prepared, in all material respects, in accordance with the requirements of the Exchange Act and the rules and regulations thereunder, (b) did not at the time they were filed contain any untrue statement of material fact, and (c) did not at the time they were filed omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. Each of the audited financial statements and unaudited interim financial statements (including any related notes or schedules) included in the Commission Filings was prepared in accordance with generally accepted accounting principles applied on a consistent basis, except as may be indicated therein or in the notes or schedules thereto (any such schedules being prepared in accordance with Regulation S-X), and fairly present in all material respects the financial position of the Company as at the dates thereof and the results of its operations and cash flows for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and the absence of complete notes.

3.   REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

     Each of the Purchasers and BEM, severally, but not jointly, hereby represent and warrant to the Seller as follows:

     3.01. Organization and Standing. Each of the Purchasers is a corporation, limited liability company or limited partnership, as the case may be, duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. BEM is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

     3.02. Authority; Enforceability; No Conflict. Each of the Purchasers and BEM has all requisite corporate, limited liability or partnership power and authority to enter into this Agreement and any other documents and instruments required to be delivered to which they are or will become a party and to carry out their obligations under this Agreement and under any other documents and instruments required to be delivered to which they are or will become a party. The execution, delivery and performance of this Agreement and any other documents and instruments contemplated hereby to be executed and delivered by each of the Purchasers and BEM are within the legal and corporate, limited liability or partnership power and authority of such Purchaser and BEM and have been duly and validly authorized by all requisite corporate, limited liability or partnership proceedings on the part of such Purchaser and BEM. This Agreement and any other documents and instruments required to be delivered, when executed and delivered by each of the Purchasers and BEM, are the valid and binding obligations of such Purchaser and BEM, enforceable against such Purchaser and BEM in accordance with its terms, except that (a) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, rehabilitation, liquidation, conservatorship, receivership or other similar laws now or hereafter in effect relating to creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. The execution, delivery and performance of this Agreement and all of the documents and instruments contemplated hereby to be executed and delivered by each of the Purchasers and BEM do not, and consummation by such Purchaser and BEM of the transactions contemplated hereby and thereby will not result in or constitute (i) a default, breach or violation of or under their Organizational Documents, (ii) a default, breach or violation of or under any mortgage, deed of trust, indenture, note, bond, license, lease agreement or other instrument or obligation to which such Purchaser or BEM is a party or by which any of their properties or assets are bound, or (iii) a violation of any statute, rule, regulation, order, judgment or decree of any court, public body or authority, by which such Purchaser or BEM or any of its properties or assets are bound.

     3.03. Acquisition for Investment. Each of the Purchasers is an "accredited investor", as defined in Regulation D under the Securities Act, and each is acquiring the Shares solely for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, and each has no present intention or plan to effect any distribution of the Shares. Each of the Purchasers acknowledges that each is able to bear the financial risks associated with an investment in the Shares and that it has been given full access to such records of the Seller and the Company and to the officers of the Company as it has deemed necessary and appropriate to conducting its due diligence investigation.

     3.04. Financing. Each of the Purchasers has sufficient funds and will have sufficient funds at all times through the Closing Date to consummate the transactions contemplated hereby. None of the Purchasers will be rendered insolvent by reason of their investment in the Shares nor will any of the Purchasers be left with unreasonably small capital for purposes of operating their businesses.

4.   CONDITIONS TO THE PURCHASERS' OBLIGATIONS FOR CLOSING

     The obligations of the Purchasers to purchase and pay for the Shares to be purchased by them at the Closing are subject to the following conditions, unless specifically waived in writing by the Purchasers:

     4.01. Representations and Warranties. Each of the representations and warranties set forth in Section 2 herein shall be true, accurate and correct at the Closing Date with the same effect as though made at and as of such time.

     4.02. Consents, Licenses, Approvals, etc. The Purchasers shall have received certified true copies of all consents, licenses, waivers and approvals required or advisable in connection with the execution, delivery, performance, validity and enforceability of this Agreement, and such consents, licenses, waivers and approvals shall be in full force and effect and be reasonably satisfactory in form and substance to the Purchasers.

     4.03. No Proceedings or Litigation. No litigation, arbitration proceeding, citation, action, suit, claim, investigation or proceeding of any kind before any court, arbitrator or any governmental authority shall have been commenced and no investigation by any governmental authority shall have been threatened against (a) the Seller or any of its respective properties or assets or (b) the Seller or the Company seeking to restrain, prevent or change the transactions contemplated by this Agreement or seeking damages in connection with such transactions.

     4.04. Legal Opinions. The Purchasers and BEM shall have received a legal opinion from Forlizzo & Neal, P.A., as counsel to the Seller, dated the Closing Date, in a form reasonably acceptable to the Purchasers.

     4.05. Consummation of the Bank Financing and the Blood Stock Divestiture; Certified Documents. A&S shall have consummated the Bank Financing and the Blood Stock Divestiture. The Purchasers shall have received certified complete and correct copies of the Bank Loan Documents (including all schedules, exhibits, annexes, waivers and amendments thereto), the terms and conditions of which to be reasonably acceptable to the Purchasers. The Purchasers shall have also received a certificate from the Chief Financial Officer of Padua Stables describing in reasonable detail the completion of the Blood Stock Divestiture.

     4.06. Fees, Expenses and Taxes. All fees, expenses and taxes required to be paid by the Seller pursuant to Section 9.04 herein shall have been paid in full.

     4.07. Intentionally Deleted.

     4.08. Compliance with this Agreement. The Seller shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Seller at or prior to the Closing.

     4.09. Proceedings Satisfactory. All proceedings taken in connection with the sale of the Shares and all documents and papers relating thereto shall be satisfactory in form and substance to each of the Purchasers. Each of the Purchasers shall have received copies of such documents and papers as the Purchasers may reasonably request in connection with this Agreement.

     4.10. Intentionally Deleted.

     4.11. No Adverse Change. Except as disclosed in the Seller's financial statements and the Company's Commission Filings or in the other documents delivered pursuant to this Agreement, since December 31, 1998, no change or changes shall have occurred with respect to the assets, liabilities, business, operations, income, prospects or condition, financial or otherwise, of the Seller, the Company and the Subsidiaries which any of the Purchasers may reasonably believe has had or could reasonably be expected to have a Material Adverse Effect.

     4.12. Registration Rights Agreement. The Company and the Purchasers shall have executed and delivered the Registration Rights Agreement, in the form attached hereto as Exhibit D.

     4.13. Guaranties. The Purchasers shall have received Guaranties from each of Satish K. Sanan and Anne Sanan, in the forms attached hereto as Exhibit B and Exhibit C.

     The obligations of the Seller to sell the Shares to the Purchasers at the Closing are subject to the conditions that (a) each of the representations and warranties set forth in Section 3 herein shall be true, accurate and correct at the Closing Date with the same effect as though made at and as of such time and
(b) the total number of Shares described in Section 1.01 will be acquired by the Purchasers.

5.   SUBSEQUENT SALES OF THE SHARES

     In the event the Purchasers hold all or any portion of the Shares on the first anniversary of the Closing Date and the Purchasers sell all or any portion of such Shares during the five (5) month period immediately following such date for a price less than Ten Dollars ($10) (as adjusted for any stock splits, stock dividends, etc.) per Share, the Seller shall be obligated to pay the Purchasers the difference between the actual sales price for such Shares sold during the five (5) month period and Ten Dollars ($10) per Share. The Purchasers shall provide the Seller with copies of broker confirmation slips relating to any such Shares which shall specify the sales price and the number of Shares sold. The Seller shall have up to thirty (30) days from the date of the Purchasers' sale of such Shares in which to make such payment to the Purchasers by transfer of funds to the accounts of the Purchasers. The rights of the Purchasers under this
Section 5 shall only apply to the Shares acquired by the Purchasers pursuant to this Agreement (as adjusted for any stock splits, stock dividends, etc.) and shall not apply to any shares of Common Stock of the Company otherwise acquired by the Purchasers. The Seller shall have no obligation with respect to Shares sold prior to or following such five (5) month period.

6.   COVENANTS OF THE SELLER AND THE PURCHASERS

          (a) Registration Rights Agreement. The Seller shall request that the Company execute and deliver to the Purchasers the Registration Rights Agreement, which agreement shall be acceptable to the Purchasers in their sole discretion. The Registration Rights Agreement attached hereto as Exhibit D is acceptable to the Purchasers.

          (b) Sole Negotiations. The Seller agrees that, from and after the date hereof until the later of November 13, 1999 or such later date as is agreed to by the Seller and the Purchasers, the Seller shall not (and shall cause its advisers, officers, partners, directors, agents and affiliates not to), directly or indirectly, initiate contact with, solicit or encourage inquiries or proposals by, or participate in any discussions or negotiations with, or disclose any information concerning the sale of the Shares or any other financings or transactions similar to the ones contemplated herein.

          (c) Intentionally Deleted.

          (d) Restriction on Re-Sale of Shares after the Closing Date. Notwithstanding Registration of the Shares as provided in Section 6.01 herein and pursuant to the Registration Rights Agreement, for a period of one hundred eighty (180) days after the Closing Date (the "Lock-Up Period"), the Purchasers, in the aggregate, may only sell up to twenty-five percent (25%) of the total Shares purchased under this Agreement. After the Lock-Up Period terminates and assuming the Registration Statement filed by the Company pursuant to the Registration Rights Agreement has been declared Effective, the Purchasers shall be permitted to sell the remainder of the Shares with no further restrictions other than any applicable restrictions under federal or state securities laws.

7.   DEFINITIONS AND ACCOUNTING TERMS

     7.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

     "Agreement" shall mean this Stock Purchase Agreement, including the schedules attached hereto and all amendments, modifications or supplements thereto.

     "A&S"  shall  mean  A&S  Family  Limited  Partnership,   a  Nevada  limited
partnership, with principal offices at 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

     "Bank Financing" shall mean the financing obtained by A&S in an amount no less than $20,000,000 extended by First Union or another financial institution, to be received on or before the Closing Date, the proceeds of which shall be used to repay Seller's obligations to NationsBank, N.A. and/or the Company.

     "Bank Loan Documents" shall mean the loan agreement and the other agreements and instruments evidencing the Bank Financing, the terms and conditions of which to be reasonably acceptable to the Purchasers.

     "BEM" shall mean Bridge East Management, LLC, a Delaware limited liability company, with principal offices at 575 Fifth Avenue, New York, New York 10017.

     "Blood Stock Divestiture" shall mean the sale of A&S's "Blood Stock" on or before the Closing Date, in an amount necessary to achieve proceeds of at least $20,000,000, which proceeds shall be used to repay Seller's obligations to NationsBank, N.A. and/or the Company.

     "Certificate of Limited Partnership" shall mean the Certificate of Limited Partnership of A&S, including all amendments, modifications or supplements thereto.

     "Closing" shall have the meaning assigned to such term in Section 1.02 herein.

     "Closing Date" shall have the meaning assigned to such term in Section 1.02 herein.

     "Closing Fee" shall have the meaning assigned to such term in Section 9.04 herein.

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Commission" means the Securities and Exchange Commission or any other federal agency then administering the Securities Act or the Exchange Act.

     "Commission  Filings"  shall  have the  meaning  assigned  to such  term in
Section 2.09 herein.

     "Common Stock" shall mean the Company's Common Stock, par value $.10 per share, as authorized on the date of this Agreement.

     "Company" shall mean IMRglobal Corp., a Florida corporation, with principal offices at 100 South Missouri Avenue, Clearwater, Florida 33756-5763.

     "Deposit" shall have the meaning assigned to such term in Section 9.04 herein.

     "Effective" shall mean that all requirements under the Securities Act with respect to a Registration Statement have been satisfied and that the Commission has officially approved the public distribution or circulation of the Registration Statement in connection with a public offering of the Shares.

     "Effective Date" shall mean the date on which a Registration Statement is declared to be Effective with respect to the Shares.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated pursuant thereto.

     "GAAP" shall mean generally accepted accounting principles in the United States of America as in effect from time to time, applied on a basis consistent with those used in the preparation of the financial statements contained in the Commission Filings (except for changes concurred in by the independent public accountants to the Company).

     "Guaranties" shall mean, collectively, (a) the Guaranty, dated the Closing Date, from Satish K. Sanan for the benefit of the Purchasers and (b) the Guaranty, dated the Closing Date, from Anne Sanan for benefit of the Purchasers, the forms of which are attached hereto as Exhibit B and Exhibit C.

     "Indemnified Party" shall have the meaning given such term in Section 8.02 herein.

     "Lock-Up Period" shall have the meaning given such term in Section 6.05 herein.

     "Material Adverse Effect" shall mean any material adverse effect on (a) the business, profits, properties, condition or prospects of the Company and the Subsidiaries, taken as a whole, (b) the ability of the Seller to perform its obligations under this Agreement, (c) the ability of the Company to perform its obligations under the Registration Rights Agreement and (d) the binding nature, validity or enforceability of this Agreement, which, in each case, arises from, or reasonably could be expected to arise from, any action or omission of action on the part of the Seller, the Company or any Subsidiary or the occurrence of any event or the existence of any fact or condition in respect of the Seller, the Company or any Subsidiary or any of their respective properties.

     "NASD" shall mean the National Association of Securities Dealers, Inc.

     "Offered  Shares"  shall have the meaning  assigned to such term in Section
5.01 herein.

     "Organizational Documents" shall mean an entity's certificate or articles of incorporation, certificate defining the rights and preferences of securities, articles of organization, general or limited partnership agreement, certificate of limited partnership, joint venture agreement or similar document governing the entity.

     "Partnership Agreement" shall mean the Limited Partnership Agreement of A&S, dated effective December 19, 1996, among A&S, SKS Inc. and the Limited Partners described therein.

     "Person" shall mean an individual, corporation, partnership, joint venture, trust, university, or unincorporated organization, or a government or any agency or political subdivision thereof.

     "Purchase  Price"  shall have the meaning  assigned to such term in Section
1.02 herein.

     "Purchasers" shall mean, collectively, the entities described on attached Exhibit A .

     "Registration" shall mean the satisfaction by the Company of all applicable requirements under the Securities Act as evidenced by the official approval of the Commission in connection with Registration Statement filed by the Company in connection with the Registration Rights Agreement.

     "Registration Expenses" shall mean all expenses incident to the Company's performance of or compliance with the obligations under Section 4 herein and the terms and conditions of the Registration Rights Agreement, including, without limitation, all Commission and stock exchange or NASD fees and expenses, fees and expenses of compliance with applicable state securities or "blue sky" laws, printing expenses, messenger and delivery expenses, fees and disbursements of counsel for the Company and the Company's certified public accountants, transfer taxes, fees of transfer agents and registrars, the fees and expenses of other persons retained by the Company and the reasonable fees and expenses of counsel for the Purchasers as the holders of the Shares.

     "Registration   Rights  Agreement"  shall  mean  the  Registration   Rights
Agreement, dated the Closing Date, among the Company and each of the Purchasers, the form of which is attached hereto as Exhibit D.

     "Registration Statement" shall mean any disclosure document that the Company is required to file under the Securities Act in connection with a public offering of the Shares.

     "Securities Act" shall mean the Securities Act of 1933, as amended from time to time or any other federal act, rule or regulation requiring Registration with any federal agency in connection with a public offering of the Shares.

     "Seller" shall mean, collectively, A&S and Satish K. Sanan.

     "Shares"  shall have the  meaning  assigned  to such term in  Section  1.01 herein.

     "SKS" means SKS Management, Inc., a Nevada corporation, and General Partner of A&S.

     "Subsidiary" shall mean any corporation or other entity of which at least a majority of the securities or other ownership interest having ordinary voting power (absolutely or contingently) for the election of directors or other persons performing similar functions are at the time owned directly or indirectly by the Company and/or any of its other Subsidiaries.

     7.02. Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP, consistently applied, and all financial data submitted pursuant to this Agreement, unless otherwise specified, shall be prepared in accordance with GAAP.

8.   INDEMNIFICATION

     8.01. General Indemnity. Each Seller, severally, but not jointly, agrees to indemnify and save harmless each of the Purchasers and BEM and their directors, officers, affiliates, partners, members, shareholders, employees, agents, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, penalties, sanctions, damages, obligations, demands, judgments, actions, suits, causes of action, claims, proceedings, investigations, citations, and expenses (including, without limitation, reasonable attorneys' and consultants' fees, charges and disbursements), whether or not subject to litigation, incurred by any of the Purchasers and BEM as a result of, imposed upon, arising out of, in connection with, or in any way attributed or relating to any inaccuracy in, breach or failure of any representation, warranty or covenant made by the Seller in this Agreement or in any other document or instrument delivered by the Seller in connection with the matters addressed in this Agreement; provided, however, that BEM shall be entitled to indemnification relating only to the Seller's obligations to BEM arising under Section 9.04 herein. Each of the Purchasers and BEM, severally, but not jointly, agrees to indemnify and save harmless each Seller and their directors, officers, affiliates, partners, members, shareholders, employees, agents, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, penalties, sanctions, damages, obligations, demands, judgments, actions, suits, causes of action, claims, proceedings, investigations, citations, and expenses (including, without limitation, reasonable attorneys' and consultants' fees, charges and disbursements), whether or not subject to litigation, incurred by each Seller as a result of, imposed upon, arising out of, in connection with, or in any way attributed or relating to any inaccuracy in, breach or failure of any representation, warranty or covenant attributable to such Purchaser or BEM in this Agreement.

     8.02. Indemnification Procedure. Any party entitled to indemnification under this Section 8 (an "Indemnified party") will give written notice to the indemnifying party of any claim with respect to which it seeks indemnification promptly after the discovery by such party of any matters giving rise to a claim for indemnification; provided, however, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Section 8 except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any action, proceeding or claim is brought against an indemnified party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of the Indemnified Party a conflict of interest between it and the indemnifying party may exist in respect of such action, proceeding or claim, to assume the defense thereof, with counsel reasonably satisfactory to the Indemnified Party. In the event that the indemnifying party advises an Indemnified Party that it will contest such a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the Indemnified Party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the Indemnified Party's costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The Indemnified Party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party which relates to such action or claim. The indemnifying party shall keep the Indemnified Party fully apprized at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the Indemnified Party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its written consent; provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. Anything in this Section 8 to the contrary notwithstanding, the indemnifying party shall not, without the Indemnified Party's prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the Indemnified Party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party, a release from all liability in respect of such claim. The indemnification required by this Section 8 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred. The indemnity obligations contained in this Agreement shall be in addition to (a) any cause of action or similar right of the Indemnified

Party against the indemnifying party or others, and (b) any liabilities the indemnifying party may be subject to pursuant to the law.

9.   MISCELLANEOUS

     9.01. No Waiver; Cumulative Remedies. No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

     9.02. Amendments, Waivers and Consents. Any provision in this Agreement to the contrary notwithstanding, and except as hereinafter provided, changes in, termination or amendments of or additions to this Agreement may be made, and compliance with any covenant or provision set forth herein may be omitted or waived, by mutual written agreement of all parties. Any waiver or consent may be given subject to satisfaction of conditions stated therein and any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     9.03. Addresses for Notices. Any notice, demand, request, waiver or other communication under this Agreement shall be in writing and shall be deemed to have been duly given on (a) the date of service if personally served, (b) the date received by overnight courier service with signed receipt, (c) the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered, return receipt requested, postage prepaid or (d) the date received by facsimile transmission with confirmation of receipt, and addressed as follows:

     To each Seller:     Satish K. Sanan
                         c/o IMRglobal Corp.
                         100 South Missouri Avenue
                         Clearwater, Florida 33756-5763
                         Fax No.: 727-467-8111

                         A&S Family Limited Partnership
                         P.O. Box 50401
                         Henderson, Nevada 89016
                         Fax No.: 702-598-3651
                         Attention: Monte L. Miller

     With a copy to:     Forlizzo & Neal, P.A.
                         13577 Feather Sound Drive, Suite 300
                         Clearwater, Florida 33762
                         Attention: Alton R. Neal, Esq.
                         Fax No.: 727-572-9454

     With a copy to:     Brett Hendee, P.A.
                         100 South Ashley Drive
                         Tampa, Florida  33602
                         Fax No.: 813-222-0227

     To the Purchasers:  Bridge East Capital, L.P.
                         c/o W.S. Walker & Co.
                         Caledonian House
                         Mary Street, P.O. Box 2656
                         Georgetown, Grand Cayman
                         Cayman Islands, BWI
                         Fax No.: 345-949-7886

                         BV-IT Global LLC
                         8065 Leesburg Pike - Suite 140
                         Vienna, Virginia 22182
                         Attention: Alex Vahabzadeh
                         Fax No.: 703-748-7401

     With a copy to:     Bridge East Management, LLC
                         575 Fifth Avenue, 22nd Floor
                         New York, New York 10017
                         Attention: John P. Oswald
                         Fax No.: 212-277-1001

     With a copy to:     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                         125 West 55th Street
                         New York, New York 10019
                         Attention: John R. Fallon, Jr., Esq.
                         Fax No.: 212-424-8500


     To BEM:             Bridge East Management, LLC
                         575 Fifth Avenue, 22nd Floor
                         New York, New York 10017
                         Attention: John P. Oswald
                         Fax No.: 212-277-1001

     With a copy to:     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                         125 West 55th Street
                         New York, New York 10019
                         Attention: John R. Fallon, Jr., Esq.
                         Fax No.: 212-424-8500

     9.04. Fees, Expenses and Taxes.

           (a) At the Closing, the Seller shall pay to BEM, a closing fee in an amount equal to five percent (5%) of the Purchase Price of the Shares (the "Closing Fee"). The deposit in the amount of $100,000 (the "Deposit") which was paid to BEM upon the execution of the letter of intent, dated October 20, 1999, shall be credited to the Closing Fee.

           (b) The Seller agrees, whether or not the transactions hereby contemplated shall be consummated, to pay, and save each of the Purchasers harmless against, any liability for the payment of all reasonable fees and expenses arising in connection with the due diligence review of the Seller and the Company and the preparation of all agreements and documents in connection with the transactions contemplated by this Agreement, including, but not limited to, the reasonable fees and expenses of LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel to the Seller and counsel to the Company. In addition, the Seller shall pay the reasonable fees and expenses of other necessary legal counsel, independent public accountants, consultants and other outside experts retained by the Purchasers in connection with the transactions contemplated by this Agreement and in connection with any amendment or waiver to this Agreement or the successful enforcement of this Agreement by any of the Purchasers or BEM. In addition, the Seller shall pay the Registration Expenses and any and all stamp or other similar taxes payable or determined to be payable in connection with the execution and delivery of this Agreement, the transfer of the Shares and the other instruments and documents to be delivered hereunder or thereunder, and agrees to save each of the Purchasers harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes.

     9.05. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of each Seller, each of the Purchasers and BEM and its and their respective heirs, legal representatives, successors and assigns, except that the Seller shall not have the right to delegate its obligations hereunder or to assign its rights hereunder or any interest herein without the prior written consent of each of the Purchasers and BEM. The Purchasers may not assign their rights under Section 5 herein without the prior written consent of the Seller.

     9.06. Survival. All covenants and agreements to be performed and all representations, warranties and indemnities made or set forth in this Agreement, the Shares, or any other instrument or document delivered in connection herewith or therewith, shall survive the execution and delivery hereof or thereof and the Closing Date.

     9.07. Prior Agreements. This Agreement and the other instruments or documents executed and delivered herewith constitute the entire agreement between the parties and supersede any prior understandings or agreements concerning the subject matter hereof.

     9.08. Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of a provision contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement; but this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

     9.09. Confidentiality. Each of the Purchasers agree that they will keep confidential and will not disclose or divulge any confidential, proprietary or secret information which any of the Purchasers may obtain from the Seller or the Company pursuant to financial statements, reports and other materials submitted by the Seller or the Company to any of the Purchasers pursuant to this Agreement, or pursuant to visitation or inspection rights granted hereunder, unless such information is known, or until such information becomes known, to the public; provided, however, that each of the Purchasers may disclose such information (a) on a confidential basis to their attorneys, accountants, consultants and other professionals to the extent necessary to obtain their services in connection with the transaction, (b) to any prospective purchaser of any Shares from any of the Purchasers as long as such prospective purchaser agrees in writing to be bound by the provisions of this Section 9.09, (c) to any entity controlling, controlled by or under common control with any of the Purchasers, or to any partner or stockholder of any of the Purchasers which is a partnership or corporation, or (d) as required by applicable law.

     9.10. Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CHOICE OF LAW PROVISIONS. EACH SELLER HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE STATE OF NEW YORK, AND IRREVOCABLY AGREE THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS, AND EACH SELLER WAIVES ANY OBJECTION WHICH IT MAY HAVE BASED ON IMPROPER VENUE OR FORUM NON CONVENIENS TO THE CONDUCT OF ANY PROCEEDING IN ANY SUCH COURT AND WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT, AND CONSENTS THAT ALL SUCH SERVICE OF PROCESS BE MADE BY MAIL, MESSENGER OR OVERNIGHT COURIER SERVICE DIRECTED TO IT AT THE ADDRESS SET FORTH IN SECTION 9.03 HEREIN.

     9.11. Headings. Article, section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

     9.12. Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart.

     9.13. Further Assurances. From and after the date of this Agreement, upon the request of any of the Purchasers or any Seller, each Seller and each of the Purchasers shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement and the Shares.

     9.14. Waiver. At any time prior to the Closing Date, the parties hereto may
(a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such waiver but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or future failure; provided, however, that any extension or waiver that effects any Purchaser shall be valid only if such written instrument is signed by all of the Purchasers.

     9.15. Specific Enforcement. Each of the Purchasers, each Seller and BEM acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or equity.

     9.16. Allocating the Purchase Price. Each Seller and each of the Purchasers agree to allocate the values to the Shares as described on Schedule 1.01 hereto. Each Seller and each of the Purchasers agree to use the valuations for all federal, state and local income tax purposes.

                             SIGNATURE PAGES FOLLOW

     IN WITNESS WHEREOF, each undersigned Seller, each of the Purchasers and BEM have executed this Stock Purchase Agreement as of the date first above written.


                                       SELLER:

                                       A & S FAMILY LIMITED PARTNERSHIP

                                       By:  SKS Management, Inc.
                                            its General Partner


                                            By:    /s/ Satish K. Sanan
                                                   -----------------------------
                                            Name:  Satish K. Sanan
                                            Title: President


                                       /s/ Satish K. Sanan
                                       -----------------------------------------
                                       Satish K. Sanan


                                       PURCHASERS:

                                       BRIDGE EAST CAPITAL, L.P.

                                       By:  Bridge East Partners LDC
                                            its General Partner

                                       By:  Capital Trust S.A.
                                            its General Partner


                                            By:    /s/ John P. Oswald
                                                   -----------------------------
                                            Name:  John P. Oswald
                                            Title: Director


                                       BV-IT GLOBAL LLC


                                       By:    /s/ Alex Vahabzadeh
                                              ----------------------------------
                                       Name:  Alex Vahabzadeh
                                       Title: Managing Member

                                       BEM:

                                       BRIDGE EAST MANAGEMENT, LLC


                                       By:    /s/ John P. Oswald
                                              ----------------------------------
                                       Name:  John P. Oswald
                                       Title: President

                                   EXHIBIT A

                                   PURCHASERS


1.   Bridge East Capital, L.P.
     c/o W.S. Walker & Co.
     Caledonian House
     Mary Street
     Georgetown, Grand Cayman
     Cayman Islands, BWI

2.   BV-IT Global LLC
     8065 Leesburg Pike - Suite 140
     Vienna, Virginia 22182

                                     Ex. A-1

                                  SCHEDULE 1.01

                            SHARES OF ALL PURCHASERS


Shares to be Acquired by the Purchasers:

1.  Bridge East Capital, L.P.
    Shares:  800,000
    Total Purchase Price:  $6,000,000

2.  BV-IT Global LLC
    Shares:  1,866,667
    Total Purchase Price:  $14,000,000

Shares to be Sold by Each Seller:

1.  A&S Family Limited Partnership
    Shares:  2,532,667
    Total Purchase Price:  $18,995,000

2.  Satish K.  Sanan
    Shares:  134,000
    Total Purchase Price:  $1,005,000

                                   Sch. 1.01-1

                                  SCHEDULE 2.02

                                    CONFLICTS


     All of the Shares owned by A&S are currently pledged by A&S to NationsBank, N.A. and sale of the Shares by A&S to the Purchasers is subject to complete re-payment of the loan from NationsBank, N.A., the termination of any Pledge Agreement for the benefit of NationsBank, N.A. and the filing of UCC-3 Termination Statements, if applicable, in respect of the Shares owned by A&S.

                                   Sch. 2.02-1

                                SCHEDULE 2.03(a)

                             STOCK OWNERSHIP MATTERS


                                SEE SCHEDULE 2.02

                                 Sch. 2.03(a)-1

                                  SCHEDULE 2.04

                                   LITIGATION


                                      NONE

                                   Sch. 2.04-1

                                  SCHEDULE 2.07

                             GOVERNMENTAL APPROVALS


                                      NONE

                                   Sch. 2.07-1

                                  SCHEDULE 2.09

                               COMMISSION FILINGS

     The acquisition of Fusions Systems Japan Co., Ltd., reported on the Company's Form 8-K filed April 8, 1999 and Orion Consulting, Inc., reported on the Company's Form 8-K filed June 29, 1999, were reported for accounting purposes as purchases. The Seller has advised the Purchasers that it is aware that the Company intends to amend the referenced 8-K forms and the Company's Form 10-Q as filed for the first and second quarters of fiscal 1999 to restate the Company's financial statements and the Management's Discussion and Analysis section of such forms to report such acquisitions using the pooling method of accounting.

                                   Sch. 2.09-1

                                                                       EXHIBIT 3








                          REGISTRATION RIGHTS AGREEMENT

                                      AMONG

                                 IMRGLOBAL CORP.

                                       AND

                             THE ENTITIES LISTED ON

                               ATTACHED EXHIBIT A









                          DATED AS OF NOVEMBER 12, 1999

                                TABLE OF CONTENTS

ARTICLE I.   EFFECTIVENESS; DEFINITIONS; REPRESENTATIONS.......................1
    1.1.  Definitions..........................................................1
    1.2.  Representations and Warranties of the Holders........................1
    1.3.  Representations and Warranties of the Company........................3

ARTICLE II.  REGISTRATION RIGHTS...............................................3
    2.1.  Required Registration................................................4
          2.1.2.   Subsequent Availability of Form S-3.........................4
          2.1.3.   Payment of Expenses.........................................4
    2.2.  Piggyback Registration Rights........................................4
          2.2.1.   Piggyback Registration......................................4
          2.2.2.   Payment of Expenses.........................................5
          2.3.     Registration Procedures.....................................5
    2.4.  Obligations of the Holders...........................................6
    2.5.  Suspension...........................................................6
    2.6.  Indemnification and Contribution.....................................7
          2.6.1.   Indemnities of the Company..................................7
          2.6.2.   Indemnities to the Company..................................8
          2.6.3.   Indemnification Procedures..................................8
          2.6.4.   Contribution................................................9
          2.6.5.   Limitation on Liability of Holder of Registrable
                   Securities.................................................10
    2.7.  Information by Holder...............................................10
    2.8.  Availability of Information.........................................10

ARTICLE III. REMEDIES.........................................................10

ARTICLE IV.  AMENDMENT, TERMINATION, ETC......................................11
    4.1.  Oral Modifications..................................................11
    4.2.  Written Modifications...............................................11
    4.3.  Termination.........................................................11
    4.4.  Transfer of Registration Rights.....................................11

ARTICLE V.   DEFINITIONS......................................................11
    5.1.  Certain Matters of Construction.....................................11
    5.2.  Definitions.........................................................12

ARTICLE V.   MISCELLANEOUS....................................................13
    6.1.  Authority; Effect...................................................13
    6.2.  Notices.............................................................13
    6.3.  Binding Effect, etc.................................................14
    6.4.  Descriptive Headings................................................14
    6.5.  Counterparts........................................................15
    6.6.  Severability........................................................15
    6.7.  Governing Law.......................................................15

                          REGISTRATION RIGHTS AGREEMENT


     THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made as of November 12, 1999, among IMRGLOBAL CORP., a Florida corporation, with principal offices at 100 South Missouri Avenue, Clearwater, Florida 33756 (the "Company") and each of the entities listed on attached Exhibit A (together with their respective authorized successors and assigns, each, a "Holder" and, collectively, the "Holders").

     WHEREAS, pursuant to a Stock Purchase Agreement (the "Purchase Agreement"), dated as of November 12, 1999, among A&S Family Limited Partnership, a Nevada limited partnership ("A&S"), Satish K. Sanan (together with A&S, collectively, the "Seller"), the Holders and Bridge East Management, LLC, the Seller agreed to sell, and the Holders agreed to purchase, Two Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Seven (2,666,667) shares (the "Shares") of Common Stock, par value $.10 per share (the "Common Stock") of the Company at a purchase price of $7.50 per share; provided, however, that the Company use its best efforts to effect registration under the Securities Act (as such term is hereinafter defined) of the Shares pursuant to the terms of this Agreement; and

     WHEREAS, a portion of the proceeds received by the Seller under the Purchase Agreement shall be used to repay a loan by the Company to the Seller, and as such, the consummation of the transactions contemplated under the Purchase Agreement is in the best interests of the Company;

     WHEREAS, in order to induce the Holders to consummate the transactions contemplated under the Purchase Agreement, the Company is entering into this Agreement to define the rights that exist among the Holders on the one hand, and the Company on the other, with respect to the registration under the Securities Act of all of the Shares;

     NOW, THEREFORE, in consideration of the mutual premises, agreements and covenants hereinafter set forth, the parties hereto agree as follows:

                                   ARTICLE I.
                   EFFECTIVENESS; DEFINITIONS; REPRESENTATIONS

     1.1 Definitions. Certain terms are used in this Agreement as specifically defined herein. These definitions are set forth or referred to in Article 5 hereof. Capitalized terms used and not defined in this Agreement shall have the meanings provided in the Purchase Agreement.

     1.2 Representations and Warranties of the Holders. The Holders, severally, but not jointly, represent and warrant to the Company that, as of the date hereof:

          1.2.1. This Agreement has been duly and validly executed and delivered by such Holder and constitutes a legal and binding obligation of such Holder, enforceable against such Holder in accordance with its terms.

          1.2.2. The execution, delivery and performance by each Holder of this Agreement and the consummation by such Holder of the transactions contemplated hereby will not, with or without the giving of notice or lapse of time, or both (a) violate any provision of law, statute, rule or regulation to which such Holder is subject, (b) violate any order, judgment or decree applicable to such Holder, or (c) conflict with, or result in a breach of default under, any term or condition of any agreement or other instrument to which such Holder is a party or by which such Holder is bound where any such violation, conflict or breach would materially impair such Holder's ability to perform its obligations under this Agreement.

          1.2.3. (a) Each Holder acknowledges and agrees that the Registrable Securities have not been registered under the Securities Act or under the securities laws of any state, in reliance upon certain exemptive provisions of such statutes. Each Holder recognizes and acknowledges that such claims of exemption are based, in part, upon each Holder's representations contained in this Agreement. Each Holder further recognizes and acknowledges that, because the Registrable Securities are unregistered under federal and state laws, they are not presently eligible for public resale, and may only be resold in the future pursuant to an effective registration statement under the Securities Act and any applicable state securities laws, or pursuant to a valid exemption from such registration requirements. Each Holder recognizes and acknowledges that Rule 144 or any other exemption promulgated under the Securities Act (which facilitates routine sales of securities in accordance with the terms and conditions of that Rule, including a holding period requirement) is not now available for resale of the Registrable Securities, and each Holder recognizes and acknowledges that, in the absence of the availability of Rule 144 or any other exemption under the Securities Act, a sale pursuant to a claim of exemption from registration under the Securities Act would require compliance with some other exemption under the Securities Act, none of which may be available for resale of the Registrable Securities. Each
     Holder recognizes and acknowledges that the Company's obligation to register the Registrable Securities either pursuant to the Securities Act or the securities laws of any state is subject to the terms and conditions of this Agreement.

          (b) Each certificate representing Registrable Securities shall, except as otherwise provided in this Section 1.2.3, be stamped or otherwise imprinted with a legend substantially in the following form:

          "The Securities represented hereby have not been registered under the Securities Act of 1933, as amended, and may not be sold, transferred or otherwise disposed of except in accordance with the terms thereof and unless registered with the Securities and Exchange Commission of the United States and the securities regulatory authorities of certain states or unless an exemption from such registration is available."

          Such certificates shall not bear such legend if (i) in the opinion of counsel satisfactory to the Company the securities being sold thereby may be publicly sold without registration under the Securities Act or (ii) if such securities have been sold pursuant to Rule 144, any other exemption under the Securities Act or an effective registration statement.

          (c) Prior to the second anniversary of the Closing Date (as that term is defined in the Purchase Agreement), each Holder shall give written notice to the Company of intention to effect any proposed transfer of any Registrable Securities other than Registrable Securities transferred pursuant to an effective Registration Statement. Prior to the Form S-3 or the Form S-1 becoming effective, each such notice shall describe the manner of the proposed transfer and, if requested by the Company, shall be accompanied by an opinion of counsel satisfactory to the company to the effect that the proposed transfer may be effected without registration under the Securities Act (except that no opinion will be required if the sale is pursuant to Rule 144), whereupon the Holder shall be entitled to transfer such security in accordance with the terms of his or her notice. Each certificate for Registrable Securities transferred as above provided shall bear the legend set forth in this Section 1.2.3, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or (ii) the opinion of counsel referred to above is to the further effect that, as of the date of such opinion, the transferee and any subsequent transferee (other than an affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act (except that no opinion will be required if the sale is pursuant to Rule
     144). Upon the effectiveness of the Form S-3 or the Form S-1 and a sale in accordance with such registration statement, the Company shall cause the legend described in this Section 1.2.3 to be removed from such Holder's certificates evidencing the Registrable Securities included in such registration statement.

     1.3. Representations and Warranties of the Company. The Company represents and warrants to the Holders that, as of the date hereof:

          1.3.1 This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal and binding obligation of the Company, enforceable against the Company in accordance with its terms.

          1.3.2. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not, with or without the giving of notice or lapse of time, or both (a) violate any provision of law, statute, rule or regulation to which the Company is subject, (b) violate any order, judgment or decree applicable to the Company, or (c) conflict with, or result in a breach of default under, any term or condition of any agreement or other instrument to which the Company is party or by which the Company is bound where any such violation, conflict or breach would have a material adverse effect on the financial condition or results of operation of the Company.

                                   ARTICLE II.
                               REGISTRATION RIGHTS

     The Company will perform and comply with such of the following provisions as are applicable to the Company. The Holders will perform and comply with such of the following provisions as are applicable to the Holders.

     2.1. Required Registration.

          2.1.1. The Company shall, as soon as reasonably practicable, but in no event later than sixty (60) days after the Closing Date, prepare and file with the Commission a registration statement on Form S-3 with respect to the Registrable Securities and use its best efforts to cause such registration statement to become effective (subject to review by the Commission) within one hundred eighty (180) days after the Closing Date; provided that, if the Company is not eligible to use Form S-3 (or any similar form promulgated by the Commission), then the Company shall use its best efforts to effect the registration under the Securities Act of all of the Registrable Securities on Form S-1 as soon as practicable and shall use its best efforts to cause such registration statement to become effective (subject to review by the Commission) not later than one hundred eighty
     (180) days after the Closing Date and to remain continuously effective for the period specified in Section 2.3.1.

          2.1.2. Subsequent Availability of Form S-3. If at any time, or from time to time, the Company regains eligibility to effect registration of the Registrable Securities on a Form S-3, then the Company shall promptly notify the Holders and use its best efforts to effect the registration under the Securities Act of all of the Registrable Securities on a Form S-3 as soon as reasonably practicable.

          2.1.3. Payment of Expenses. The Company shall pay all Registration Expenses incurred in connection with the registration of the Registrable Securities, other than Selling Expenses, if any, provided that, notwithstanding the foregoing, the Holders shall pay reasonable fees and expenses of counsel to the Company associated with maintaining any registration statement on a Form S-1 effective beyond March 26, 2000 solely at the request of the Holders during any period that a Form S-3 filing is not available to the Company, but only to the extent that such expenses are greater than those expenses which would be incurred in maintaining a Form S-3 registration effective and not including the costs and expenses incurred during such a period associated with preparing and filing quarterly or annual financial statements for the Company; and provided further, that the expenses to be paid by the Holders shall be limited to a maximum aggregate amount of $150,000. Any expenses payable by the Holders pursuant to this Section 2.1.3 shall be borne by the Holders of the Registrable Securities included in such registration pro rata based on the number of shares so registered.

     2.2. Piggyback Registration Rights.

          2.2.1. Piggyback Registration. Unless the Registrable Securities are otherwise subject to an effective registration statement, then each time the Company proposes to register any Registrable Securities of Common Stock under the Securities Act for sale in a Public Offering, other than (a) a registration relating solely to employee benefit plans, (b) a registration relating solely to a Commission Rule 145 transaction, or (c) a registration effected pursuant to Section 2.1.1 or Section 2.1.2, the Company will promptly give notice to the Holders of its intention to do so. The Holders may, by written response delivered to the Company within fifteen (15) days after the receipt of the Company's notice, request that all or a specified part of the Registrable Securities be included in such registration. The Company thereupon will use its best efforts to cause to be included in such registration under the Securities Act all Registrable Securities which the Company has been so requested to register, to the extent required to permit the disposition (in accordance with the methods to be used by the Company or other holders selling Registrable Securities in such Public Offering) of the Registrable Securities to be so registered.

          2.2.2. Payment of Expenses. The Company shall pay all Registration Expenses incurred in connection with each registration of the Registrable Securities requested pursuant to this Section 2.2, other than Selling Expenses, if any. Any expenses payable by the Holders pursuant to this
     Section 2.2.2 shall be borne by the Holders of the Registrable Securities included in such registration pro rata based on the number of shares so registered.

     2.3. Registration Procedures. In the case of each registration effected by the Company pursuant to this Agreement, the Company will keep each Holder advised in writing as to the initiation of such registration and as to the completion thereof and will:

          2.3.1. Prepare and file with the Commission a registration statement with respect to such securities and use its best efforts to cause such registration statement to become and remain continuously effective (subject to Section 2.5) until the earliest to occur of (a) the distribution by the Holders described in such registration statement is completed; (b) the date all of the Registrable Securities held by the Holders could be sold under Rule 144 (or similar or successor rule) during any three (3) month period; and (c) the date all Holders whose securities are included in such registration shall have requested such registration statement to be withdrawn.

          2.3.2. Prepare and file with the Commission amendments and supplements to such registration statement and the prospectus used in connection with such registration statement, and use its best efforts to cause each such amendment to become effective, as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement.

          2.3.3. Furnish to the Holders such reasonable number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the registration of the Registrable Securities owned by them.

          2.3.4. Use its best efforts to register or qualify the securities covered by such registration statement under such securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders provided that the Company shall not be required to register in any jurisdictions which require it, in connection therewith or as a condition thereto, to qualify to do business or to file a general consent to service of process or to subject itself to taxation in any such states or jurisdiction.

          2.3.5. Notify the Holders covered by such registration statement, at any time when a prospectus relating thereto covered by such registration statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and promptly file such amendments and supplements which may be required pursuant to Section 2.3.2 on account of such event and use its best efforts to cause each such amendment and supplement to become effective; provided, however, that the Holders shall refrain from selling during the period commencing with the giving of such notice and terminating upon the effectiveness of such amendment or supplement (or at such earlier time as the Holders are advised that the misleading aspect of the registration statement has been otherwise cured); and provided further, that this Section shall not relieve the Company of any of its obligations under Sections 2.1.1 and 2.3.1.

          2.3.6. Furnish, at the request of the Holders, on the date that the registration statement with respect to the Registrable Securities becomes effective, (a) an opinion or opinions (which may be relied upon by the Holders), dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given by such counsel, addressed to the Holders, and (b) a comfort letter dated such date, from the independent certified public accountant of the Company, in form and substance as is customarily given by independent certified public accountants, addressed to the Holders.

          2.3.7. In the event of any underwritten Public Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering.

          2.3.8. Promptly notify the Holders of any change at any time in the status of the Company's eligibility to file with the Commission a registration statement on Form S-3 (or any similar form promulgated by the Commission) or its ability to continue maintaining the effectiveness of such a Form S-3 filing.

          2.3.9. The Company represents that it is under a contractual commitment to file a Registration Statement for certain shareholders (unrelated to this Agreement) as soon as reasonably possible, and to keep such Registration Statement effective until March 26, 2000.

     2.4. Obligations of the Holders. Notwithstanding registration of the Registrable Securities in connection with any registration statement filed pursuant to this Agreement, for a period of one hundred eighty (180) days after the Closing Date (the "Lock-Up Period"), the Holders, in the aggregate, may only sell up to twenty-five percent (25%) of the Registrable Securities purchased under the Purchase Agreement. After the Lock-Up Period terminates and assuming any registration statement filed by the Company pursuant to this Agreement has been declared effective, the Holders shall be permitted to sell the remainder of the Registrable Securities with no further restrictions other than any applicable restrictions under federal or state securities laws.

     2.5. Suspension. The Company may suspend the effectiveness of a registration statement, in the event that, and for a period not to exceed sixty
(60) days in any calendar year (a "Blackout Period") if, (a) an event occurs and is continuing as a result of which the registration statement would, in the Company's good faith judgment, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading and (b)(i) if the Company determines in good faith that the disclosure of such event at such time would have a material adverse effect on the business, operations or prospects of the Company or (ii) the disclosure otherwise relates to a pending material business transaction which has not yet been publicly disclosed.

     2.6. Indemnification and Contribution.

          2.6.1. Indemnities of the Company.

               (a) In connection with any registration statement or any other disclosure document produced by or on behalf of the Company or any of its affiliates, including, without limitation, reports required and other documents filed under the Exchange Act, and other documents pursuant to which any debt or equity securities of the Company or any of its affiliates are sold (whether or not for the account of the Company or its affiliates), the Company will, and hereby does, and will cause its affiliates, jointly and severally to, indemnify and hold harmless each Holder, their respective direct and indirect directors, officers, partners, members, affiliates, shareholders, employees, agents, successors and assigns advisory board members, and each other Person, if any, who controls any such Holder or Person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such person being referred to herein as a "Covered Person"), against any losses, claims, damages or liabilities, joint or several, to which such Covered Person may be or become subject under the Securities Act, the Exchange Act, any other securities or other law of any jurisdiction, the common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in any registration statement under the Securities Act, any preliminary prospectus or final prospectus included therein, or any related summary prospectus, or any amendment or supplement thereto, or any other such disclosure document (including without limitation reports and other documents filed under the Exchange Act and any documents, incorporated by reference therein), (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or
          (iii) any violation or alleged violation by the Company or any of its affiliates of any federal, state, foreign or common law rule or regulation applicable to the Company or any of its affiliates and relating to action or inaction in connection with any such registration statement, disclosure document or other document or report, and will reimburse such Covered Person for any out-of-pocket reasonable legal or any other expenses incurred by it in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding; provided, however, that neither the Company nor any of its affiliates shall be liable to any Covered Person in any such case to the extent that any such loss, claim, damage, liability, action or proceeding arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement, incorporated document or other such disclosure document or other document or report, in reliance upon and in conformity with written information furnished by such Covered Person to the Company or to any of its affiliates solely for use in preparation of such registration statement, disclosure document or other document or report. The indemnities of the Company and of its affiliates contained in this Section 2.6.1 shall remain in full force and effect regardless of any investigation made by or on behalf of such Covered Person and shall survive any transfer of securities.

               (b) The Company will, and hereby does, and will cause its affiliates, jointly and severally to, indemnify and hold harmless each of the Holders and their directors, officers, partners, members, affiliates, shareholders, employees, agents, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, penalties, sanctions, damages, obligations, demands, judgments, actions, suits, causes of action, claims, proceedings, investigations, citations, and expenses (including, without limitation, reasonable attorneys' and consultants' fees, charges and disbursements), whether or not subject to litigation, incurred by any of the Holders as a result of, imposed upon, arising out of, in connection with, or in any way attributed or relating to any inaccuracy in, breach or failure of any representation, warranty or covenant made by the Company in this Agreement, including the failure of the Company to use its best efforts to cause the registration of the Registrable Securities to be effective (subject to review by the Commission) within one hundred eighty (180) days after the Closing, or in any other document or instrument delivered by the Company in connection with the matters addressed in this Agreement.

          2.6.2 Indemnities to the Company. To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which any registration is being effected pursuant to this Agreement, indemnify and hold harmless the Company, each director of the Company, each officer of the Company who shall sign such registration statement and each other Person (other than such Holder), if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act with respect to any statement in or omission from such registration statement, any preliminary prospectus or final prospectus included therein, or any amendment or supplement thereto, or any other disclosure document (including, without limitation, reports and other documents filed under the Exchange Act or any document incorporated therein) or other document or report, in each case to the extent, but only to the extent that such statement or omission was made in reliance upon and in conformity with written information furnished by such Holder to the Company specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement, incorporated document or other document or report. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company, or any such director, officer or controlling Person and shall survive any transfer of securities.

          2.6.3. Indemnification Procedures. Promptly after receipt by a Person entitled to indemnification pursuant to the foregoing provisions of this
     Section 2.6 (an "Indemnitee") of
     notice of the commencement of any action or proceeding involving a claim of the type referred to in the foregoing provisions of this Section 2.6, such Indemnitee will, if a claim in respect thereof is to be made by such Indemnitee against any indemnifying party, give written notice to each such indemnifying party of the commencement of such action; provided, however, that the failure of any Indemnitee to give notice to such indemnifying party as provided herein shall not relieve any indemnifying party of its obligations under the foregoing provisions of this Section 2.6, except and solely to the extent that such indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an Indemnitee, each indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to such Indemnitee, and after notice from an indemnifying party to such Indemnitee of its election so to assume the defense thereof, such indemnifying party will not be liable to such Indemnitee for any legal or other expenses subsequently incurred by such Indemnitee in connection with the defense thereof; provided, however, that (a) if the Indemnitee reasonably determines that there may be a conflict between the positions of such indemnifying party and the Indemnitee in conducting the defense of such action or if the Indemnitee, based on advice of its counsel, reasonably concludes that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, then counsel for the Indemnitee shall conduct the defense to the extent reasonably determined by such counsel to be necessary to protect the interests of the Indemnitee and such indemnifying party shall employ separate counsel for its own defense, (b) in any event, the Indemnitee shall be entitled to have counsel chosen by such Indemnitee participate in, but not conduct, the defense and (c) the indemnifying party shall bear the legal expenses incurred in connection with the conduct of, and the participation in, the defense as referred to in clause (a) above. If, within a reasonable time after receipt of the notice, such indemnifying party shall not have elected to assume the defense of the action, such indemnifying party shall be responsible for any legal or other expenses incurred by such Indemnitee in connection with the defense of the action, suit, investigation, inquiry or proceeding. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liabilities in respect of such claim or litigation. No indemnifying party will be responsible for any settlement made without its consent, such consent not to be unreasonably withheld.

          2.6.4.  Contribution.  If the indemnification provided for in Sections
     2.6.1 or 2.6.2 hereof is unavailable to a party that would have been an Indemnitee under any such Section in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each party that would have been an indemnifying party thereunder shall, in lieu of indemnifying such Indemnitee, contribute to the amount paid or payable by such Indemnitee as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of such indemnifying party on the one hand and such Indemnitee on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof). The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or such Indemnitee and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties agree that it would not be just or equitable if contribution pursuant to this Section 2.6.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the preceding sentence. The amount paid or payable by a contributing party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this Section 2.6.4 shall include any reasonable legal or other expenses reasonably incurred by such Indemnitee in connection with investigating or defending any such action or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

          2.6.5. Limitation on Liability of Holder of Registrable Securities. The liability of each Holder in respect of any indemnification contribution obligation of such Holder arising under this Section 2.6 shall not in any event exceed an amount equal to the net proceeds to such Holder from the disposition of Registrable Securities disposed of by such Holder pursuant to such registration.

     2.7. Information by Holder. The Holders of Registrable Securities included in any registration shall furnish to the Company such information regarding such Holders, the Registrable Securities held by them and the distribution proposed by such Holders as the Company may request in writing and as shall be required in connection with any registration under this Agreement.

     2.8. Availability of Information. With a view to making available the benefit of certain rules and regulations of the Commission which may at any time permit the sale of Registrable Securities to the public without registration, the Company shall comply with the reporting requirements of Sections 13 and 15(d) of the Exchange Act and shall comply with all other public information reporting requirements of the Commission (including Rule 144 promulgated by the Commission under the Securities Act) from time to time in effect and relating to the availability of an exemption from the Securities Act for the sale of any Registrable Securities. The Company shall also cooperate with each Holder in supplying such information as may be necessary for such Holder to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any Registrable Securities.

                                  ARTICLE III.
                                    REMEDIES

     The Company and the Holders shall have all remedies available at law, in equity or otherwise in the event of any breach or violation of this Agreement or any default hereunder by the Company or the Holders. The parties acknowledge and agree that in the event of any breach of this Agreement, in addition to any other remedies which may be available, each of the parties hereto shall be entitled to specific performance of the obligations of the other parties hereto and, in addition to such other equitable remedies (including, without limitation, preliminary or temporary relief) as may be appropriate in the circumstances.

                                   ARTICLE IV.
                          AMENDMENT, TERMINATION, ETC.

     4.1. Oral Modifications. This Agreement may not be orally amended, modified, extended or terminated, nor shall any oral waiver of any of its terms be effective.

     4.2. Written Modifications. This Agreement may be amended, modified, extended or terminated, and the provisions hereof may be waived, only by an agreement in writing signed by the Company and the Holders. Each such amendment, modification, extension, termination and waiver shall be binding upon each party hereto. In addition, each party hereto may waive any right hereunder by instrument in writing signed by such party.

     4.3. Termination. No termination under this Agreement shall relieve any Person of liability for breach prior to termination.

     4.4. Transfer of Registration Rights. Subject to compliance with the transfer provisions of Section 1.2.3, the rights to cause the Company to register the shares granted to the Holders under this Agreement and the other rights set forth herein may be assigned to a transferee or assignee in connection with any Transfer of the Shares by the Holders provided that the transferor provides the Company with written notice of the proposed Transfer, the transferee agrees in writing to be bound by the provisions of this Agreement and: (a) the transferee either acquires all of the transferor's Shares not sold to the public or the transferee acquires more than one hundred thousand (100,000) Shares (adjusted for stock splits) not sold to the public or (b) the transferee is a partner, shareholder, affiliated entity or related fund of any Holder.

                                   ARTICLE V.
                                   DEFINITIONS

     For purposes of this Agreement:

     5.1. Certain Matters of Construction. In addition to the definitions referred to or set forth below in this Section 5:

          5.1.1 The words "hereof", "herein", "hereunder" and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof.

          5.1.2. Definitions shall be equally applicable to both the singular and plural forms of the terms defined.

          5.1.3. The masculine, feminine and neuter genders shall each include the other.

          5.1.4. Definitions shall have the correlative meaning whether used in noun or verb form.

     5.2. Definitions. The following terms shall have the following meanings:

     "Agreement" shall have the meaning set forth in the Preamble.

     "Blackout Period" shall have the meaning set forth in Section 2.5.

     "Closing Date" shall mean the date of this Agreement.

     "Commission" shall mean the Securities and Exchange Commission.

     "Common Stock" shall have the meaning set forth in the Recitals.

     "Company" shall have the meaning set forth in the Preamble.

     "Covered Person" shall have the meaning set forth in Section 2.6.1.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as in effect from time to time.

     "Holders" or "Holder" shall have the meaning set forth in the Preamble.

     "Indemnitee" shall have the meaning set forth in Section 2.6.3.

     "Lock-Up Period" shall have the meaning set forth in Section 2.4.

     "Person" shall mean any individual, partnership, corporation, company, association, trust, joint venture, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof.

     "Public Offering" shall mean a public offering and sale of interests in the Company for cash pursuant to an effective registration statement under the Securities Act.

     "Purchase Agreement" shall have the meaning set forth in the Recitals.

     "Registration Expenses" shall mean all expenses, except as included in Selling Expenses or as otherwise stated below, incurred by the Company in complying with its registration obligations under this Agreement, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company) and the reasonable fees and disbursements of one special counsel for all Holders in the event of each registration provided for in this Agreement.

     "Registrable Securities" shall mean (a) the Shares and/or (b) stock issued in respect of the Shares as a result of a stock split, stock dividend, recapitalization or the like, and which has not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act.

     "Securities Act" shall mean the Securities Act of 1933, as in effect from time to time.

     "Selling   Expenses"  shall  mean  all  underwriting   discounts,   selling
commissions and stock transfer taxes applicable to the securities registered by the Holders pursuant to this Agreement.

     "Shares" shall have the meaning set forth in the Recitals.

     "Transfer" shall mean any sale, pledge, assignment, encumbrance or other transfer or disposition of any Registrable Securities to any other Person, whether directly, indirectly, voluntarily, involuntarily, by operation of law, pursuant to judicial process or otherwise.


                                   ARTICLE VI.
                                  MISCELLANEOUS

     6.1. Authority; Effect. Each party hereto represents and warrants to and agrees with each other party that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized on behalf of such party and do not violate any agreement or other instrument applicable to such party or by which its assets are bound. This Agreement does not, and shall not be construed to, give rise to the creation of a partnership among any of the parties hereto, or to constitute any of such parties members of joint venture or other association.

     6.2. Notices. Any notices and other communications required or permitted in this Agreement shall be effective if in writing and (a) delivered personally or
(b) sent (i) by a nationally recognized overnight courier or (ii) by registered or certified mail, postage prepaid in each case, addressed as follows:

         If to the Company, to it at:

                  IMRglobal Corp.
                  100 South Missouri Avenue
                  Clearwater, Florida  33756
                  Attention:  Dilip Patel, Esq.
                  Fax No.:   727-467-9688

         With a copy to:

                  Baker & McKenzie
                  815 Connecticut Avenue, N.W.
                  Washington, D.C. 20006
                  Attention:  Thomas J. Egan, Jr., Esq.
                  Fax No.:   202-452-7073

         If to the Holders, to them at:

                  Bridge East Capital, L.P.
                  c/o W.S. Walker & Co.
                  Caledonian House
                  Mary Street, P.O. Box 2656
                  Georgetown, Grand Cayman
                  Cayman Islands, BWI
                  Fax No.:  345-949-7886

                  BV-IT Global LLC
                  8065 Leesburg Pike - Suite 140
                  Vienna, Virginia  22181
                  Attention: Alex Vahabzadeh
                  Fax No.:   703-748-7401

         With a copy to:

                  Bridge East Management, LLC
                  575 Fifth Avenue, 22nd Floor
                  New York, New York 10017
                  Attention:  John P. Oswald
                  Fax No.:   212-277-1001

         With a copy to:

                  LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                  125 West 55th Street
                  New York, New York  10019
                  Attention:  John R. Fallon, Jr., Esq.
                  Fax No.:   212-424-8500

Unless otherwise specified herein, such notices or other communications shall be deemed effective (a) on the date delivered, if personally delivered or sent by a nationally recognized overnight courier and (b) three business days after sent, if sent by registered or certified mail. Each of the parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other parties hereto.

     6.3. Binding Effect, etc. This Agreement constitutes the entire agreement of the parties with respect to its subject matter, supersedes all prior or contemporaneous oral or written agreements or discussions with respect to such subject matter, and shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, representatives successors and permitted assigns.

     6.4. Descriptive Headings. The descriptive headings of this Agreement are for convenience of reference only, are not to be considered a part hereof and shall not be construed to define or limit any of the terms or provisions hereof.

     6.5. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one instrument.

     6.6. Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

     6.7. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC SUBSTANTIVE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAWS PROVISION OR RULE THAT WOULD CAUSE THE APPLICATION OF THE DOMESTIC SUBSTANTIVE LAWS OF ANY OTHER JURISDICTION. THE COMPANY HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE STATE OF NEW YORK, AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS, AND THE COMPANY WAIVES ANY OBJECTION WHICH IT MAY HAVE BASED ON IMPROPER VENUE OR FORUM NON CONVENIENS TO THE CONDUCT OF ANY PROCEEDING IN ANY SUCH COURT AND WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT, AND CONSENTS THAT ALL SUCH SERVICE OF PROCESS BE MADE BY MAIL, MESSENGER OR OVERNIGHT COURIER SERVICE DIRECTED TO IT AT THE ADDRESS SET FORTH IN SECTION 6.2 HEREIN.



                             SIGNATURE PAGE FOLLOWS

     IN WITNESS WHEREOF, each of the undersigned has duly executed this Registration Rights Agreement (or caused this Registration Rights Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) under seal as of the date first above written.


                                    COMPANY:

                                    IMRGLOBAL CORP.

                                    By:    /s/ Dilip Patel
                                    Name:  Dilip Patel
                                    Title: Vice President & Co-General Counsel


                                    HOLDERS:

                                    BRIDGE EAST CAPITAL, L.P.

                                    By:   Bridge East Partners LDC
                                          its General Partner

                                    By:   Capital Trust S.A.
                                          its General Partner

                                          By:    /s/ John P. Oswald
                                          Name:  John P. Oswald
                                          Title: Director


                                    BV-IT GLOBAL LLC


                                    By:    /s/ Alex Vahabzadeh
                                    Name:  Alex Vahabzadeh
                                    Title:    Managing Member

                                    EXHIBIT A

                                     HOLDERS


1.       Bridge East Capital, L.P.
         c/o W.S. Walker & Co.
         Caledonian House
         Mary Street
         Georgetown, Grand Cayman
         Cayman Islands, BWI

2.       BV-IT Global LLC
         8065 Leesburg Pike - Suite 140
         Vienna, Virginia 22182